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                                                EXHIBIT 20(a)

                  [RHONE-POULENC LETTERHEAD]


            RHONE-POULENC S.A. COMPLETES ACQUISITION
                   OF RHONE-POULENC RORER INC.


      (Paris, France and Collegeville, Pennsylvania, November 26, 1997) --- Rhone-Poulenc S.A. announced that it has completed its acquisition of Rhone-Poulenc Rorer Inc. At a meeting held yesterday, the shareholders of Rhone-Poulenc Rorer approved the merger of a wholly owned subsidiary of Rhone-Poulenc S.A., created specifically for this transaction, with and into Rhone-Poulenc Rorer. The articles of merger were filed by Rhone-Poulenc S.A. with the Secretary of State of Pennsylvania shortly afterwards.

      This is the second and final step in the acquisition of all the outstanding common stock of Rhone-Poulenc
      Rorer  by  Rhone-Poulenc  S.A.  following  the  Merger
      Agreement signed on August 19, 1997.

      As of today, Rhone-Poulenc Rorer common stock will no longer be quoted on either the New York Stock Exchange or the Paris Bourse.

      Rhone-Poulenc is one of the world's leading life sciences and specialty chemicals companies. Through its innovative products, Rhone-Poulenc contributes to the improvement of human, animal and plant health and to the quality and safety of products used in industry and daily life. The Group recorded sales of FF86 billion in 1996.

      Press contacts :
      Beverley MILES                 (33) 1 47 68 09 79
      Anne-Laurence de VERDUN        (33) 1 47 68 22 35

                                         DIRECTION
                                         COMMUNICATION GROUPE
                                         25, quai Paul Doumer,
                                         92408 COURBEVOIE Cedex
                                         Tel. (33) 1 47 68 09 79
                                         http://www.rhone-
                                         poulenc.com